THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, please consult your stockbroker, accou[illegible] attorney, banker or other professional adviser immediately.

Action required

1. If you have disposed of all your ordinary shares in Nampak Limite[illegible] document to the stockbroker, banker or other agent through whom the disposal was e[illegible]
2. If you are the registered holder of your certificated Nampak shares [illegible] Nampak shares in your own name and if you are unable to attend the general meeting of N[illegible] shareholders to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 10:00 on Wednesday, 31 July 2002 and wish to be represented at the meeting, you should complete and return the attached form of proxy (blue) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) by no later than 10:00 on Monday, 29 July 2002.
3. If you hold your Nampak shares (whether certificated or dematerialised) through a nominee you should timeously make the necessary arrangements with your nominee or, if applicable, your Central Securities Depository Participant ("CSDP") or broker, to enable you to attend and vote at the general meeting or to enable your votes in respect of your Nampak shares to be cast at the general meeting by that nominee or a proxy or a representative.

Nampak Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000004933)
("Nampak")

CIRCULAR TO NAMPAK SHAREHOLDERS

regarding

- **the scheme of arrangement in terms of section 311 of the Companies Act, 1973 ("the Companies Act"), proposed by Nampak between Malbak Limited ("Malbak") and its shareholders other than Kohler and the substitute offer in terms of section 440 of the Companies Act which, if implemented, will result in Malbak becoming a wholly-owned subsidiary of the Nampak group; and**
- **an increase in the authorised share capital of Nampak,**

and incorporating

- **a notice convening a general meeting of members; and**
- **a form of proxy.**

dlw 7/15

Financial adviser to Nampak	Attorneys to Nampak	Sponsor to Nampak	Reporting Accountants
UBS Warburg UBS Warburg Corporate Finance (South Africa) (Pty) Ltd A financial services group of UBS AG (Registration number 1994/008363/07)	BOWMAN GILFILLAN BOWMAN GILFILLAN INC. Reg.no. 1998/021409/21	UBS Warburg UBS Warburg Securities (South Africa) (Pty) Ltd A financial services group of UBS AG (Member of the JSE Securities Exchange South Africa) (Registration number 1995/011140/07)	Deloitte & Touche

Date of issue: 8 July 2002

CORPORATE PARTICULARS AND ADVISERS

Secretary and registered office
N P O'Brien
Nampak Centre
114 Dennis Road, Atholl Gardens
Sandton, 2196, South Africa
(PO Box 784324, Sandton, 2146)
Telephone +27 11 719 6300
Telefax +27 11 444 4794
Website www.nampak.co.za

Financial adviser
UBS Warburg Corporate Finance
(South Africa) (Proprietary) Limited
(Registration number 1994/008363/07)
64 Wierda Road East
Wierda Valley
Sandton, 2196
(PO Box 652863, Benmore, 2010)

Sponsor
UBS Warburg Securities
(South Africa) (Proprietary) Limited
(Registration number 1995/011140/07)
Member of the JSE Securities Exchange South Africa
64 Wierda Road East
Wierda Valley
Sandton, 2196
(PO Box 652863, Benmore, 2010)

Transfer secretaries
Computershare Investor Services Limited
(Registration number 1958/003546/06)
7th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
Telephone +27 11 370 5000

Auditor and reporting accountants
Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead, Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Attorneys
Bowman Gilfillan Inc.
(Registration number 1998/021409/21)
9th Floor, Twin Towers West
Sandton City
Sandton, 2196
(PO Box 785812, Sandton, 2146)

TABLE OF CONTENTS

SALIENT FEATURES AND ACTION REQUIRED

This summary contains the salient features of the transaction. For a full appreciation of the transaction this document should be read in its entirety. The definitions commencing on page 6 of this document have been used in these salient features.

1. INTRODUCTION

1.1 It was announced on SENS on 26 April 2002 and in the press on 29 April 2002 that an agreement had been reached on the terms of a recommended offer by Nampak for Malbak.

1.2 In terms of the transaction Nampak will propose a scheme of arrangement between Malbak and its shareholders other than Kohler to acquire all of the Malbak transaction shares subject to the fulfilment of the conditions precedent set out in paragraph 3.5. If the scheme is not implemented Nampak will make an offer to acquire all of the Malbak transaction shares.

1.3 Upon implementation of the transaction, Malbak will become a wholly-owned subsidiary of the Nampak group and the listing of the Malbak shares on the JSE will be terminated.

2. RATIONALE FOR THE TRANSACTION

Key pertinent elements of Nampak's stated strategy are:

- European expansion in selected niche market segments of the packaging industry which provide opportunities for growth from industry fundamentals and/or consolidation opportunities; and
- reduction of costs through a focus on efficiency in manufacturing and marketing.

Malbak's strategy has been:

- to seek growth opportunities and increase offshore earnings in folding cartons in Europe; and
- to rationalise operations in South Africa and strengthen market positions.

The transaction is consistent with the strategies of Nampak and Malbak and provides a strong platform for future growth. Nampak and Malbak believe the benefits of the transaction will include the following:

2.1 European expansion

The transaction will significantly enhance the European platform of the enlarged Nampak, providing a larger and more diverse base from which to grow and compete effectively.

Nampak has successfully developed a European business in certain niche areas within rigid plastics and will continue to seek growth opportunities in this area. In addition, the transaction will provide growth opportunities in the European folding cartons business, which fits well with Nampak's core competencies and strategic objectives.

Folding cartons has been a core area of expertise throughout Nampak's history and is a business segment that has previously been identified as an area for expansion internationally due to the fragmented nature of the market, particularly in Europe. The Malbak folding cartons businesses have strong market positions in a number of attractive niche areas, particularly healthcare and branded foods. This is consistent with Nampak's niche strategy as developed in its rigid plastics division.

Nampak and Malbak believe that the combination of the two groups' management experience and expertise, the continued strong balance sheet and the greater diversification of earnings of the combined group will create a stronger platform for further expansion within Europe.

2.2 Low cost, efficient producer

The domestic market in South Africa has limited growth potential. The market is currently serviced by domestic businesses and imports. In order to remain competitive, manufacturers have had to focus on cost containment and efficiency gains.

Nampak and Malbak have recently completed major rationalisation exercises, which have delivered significant benefits in their manufacturing processes and helped maintain their competitive positions. The transaction provides further opportunities to develop economies of scale and to increase the productivity of manufacturing units, the benefits of which are expected to include:

- for South Africa and for customers, a world class packaging company with the critical mass needed to offer globally competitive prices, increasing direct and indirect exports and reducing imports;
- for employees, a stronger group able to offer enhanced career prospects; and
- for shareholders, a more efficient manufacturer with greater capacity utilisation and a consequent improvement in margins and the opportunity for enhanced growth.

3. THE TRANSACTION

3.1 Nampak will propose a scheme of arrangement in terms of section 311 of the Companies Act between Malbak and its shareholders other than Kohler and a substitute offer in terms of section 440 of the Companies Act that will only become effective if the scheme is not implemented. If implemented, the transaction will result in Malbak becoming a wholly-owned subsidiary of the Nampak group.

3.2 In terms of the transaction, each holder of Malbak transaction shares, subject to a valid mix and match election (which is dealt with more fully in paragraph 5.3 of the circular), will receive for every 100 Malbak transaction shares held:

3.2.1 26,92 Nampak shares credited as fully paid; and

3.2.2 R60,00 in cash.

3.3 On the basis of a fully diluted number of Malbak transaction shares in issue of 484,1 million and a price of R13,70 per Nampak share ruling at the close of business on the last practicable date, the aggregate consideration payable by Nampak in terms of the transaction is R2 076 million and represents a value of R4,29 per Malbak share.

3.4 The transaction, depending on the Nampak share price prevailing when the transaction is implemented, may represent a Category 1 transaction in terms of the JSE Listings Requirements. Therefore, the board of directors of Nampak considers that it is prudent that the transaction is approved by Nampak shareholders in general meeting.

3.5 The implementation of the transaction is subject to the fulfilment of the following conditions precedent:

3.5.1 the approval of the transaction and the increase of Nampak's authorised share capital by the Nampak shareholders present and voting at the general meeting; and

3.5.2 the scheme being agreed to by a majority representing not less than three-fourths of the votes exercisable by Malbak shareholders entitled to vote at the scheme meeting and present and voting either in person or by proxy, the sanctioning of the scheme by the Court and the registration of the Order of Court sanctioning the scheme by the Registrar of Companies; or, if the scheme is not implemented, the offer being accepted by Malbak shareholders holding not less than 90% of the Malbak transaction shares.

3.6 Nampak intends to fund the cash portion of the consideration payable in terms of the transaction using existing cash resources of Nampak.

4. FINANCIAL EFFECTS OF THE TRANSACTION

The table below sets out the pro forma financial effects of the transaction on a Nampak shareholder for the six months ended 31 March 2002 and is based on the assumptions set out below. These financial effects have been prepared for illustrative purposes only and, because of their nature, may not give a true reflection of Nampak's financial position and performance.

Historic financial effects	**Notes**	**Before the transaction (cents)**	**After the transaction (cents)**	**Increase (%)**
Earnings per share	(1) (2) (3) (5)	59,9	62,6	4,5
Headline earnings per share	(1) (2) (3) (5)	56,7	61,0	7,6
Net asset value per share	(2) (4) (5)	541,3	692,8	28,0
Tangible net asset value per share	(2) (4) (5)	528,7	561,7	6,2

Notes:

1. *Based on 509,4 million weighted average number of Nampak ordinary shares in issue before the transaction is implemented and 639,8 million weighted average number of Nampak ordinary shares after the transaction has been implemented.*

2. *Based on the published unaudited interim results of Nampak for the six months ended 31 March 2002 and the results of Malbak for the six months ended 31 March 2002, derived from the published audited annual financial statements of Malbak for the financial year ended 31 March 2002 and the published unaudited interim results of Malbak for the six months ended 30 September 2001.*

3. *The earnings per share and headline earnings per share under the heading "After the transaction" incorporate Nampak's earnings and headline earnings before the transaction, adjusted for the earnings and headline earnings of Malbak, as if the transaction had taken effect on 1 October 2001 and on the basis that the disposal of Malbak's rigid plastics division was effective on 30 September 2001. These calculations take account of the after-tax interest which Nampak would have incurred on the cash element of the transaction consideration, from 1 October 2001, at the average funding cost of 10,8% per annum for the six months ended 31 March 2002 and assuming a tax rate of 30%. Goodwill raised on the transaction, amounting to R571 million, has been amortised over a period of 20 years.*

4. *The net asset value per share under the heading "After the transaction" incorporates Nampak's net asset value per share at 31 March 2002, adjusted for the audited net asset value of Malbak at 31 March 2002, and the cash element of the transaction consideration and is based on 639,8 million Nampak ordinary shares in issue after the implementation of the transaction. The tangible net asset value per share excludes goodwill.*

5. *Assuming the transaction had been implemented at a price of R4,06 per Malbak share based on the price of R12,85 per Nampak share ruling at the close of business on 25 April 2002, being the last day immediately preceeding the publication of the firm intention announcement on SENS.*

5. INCREASE IN THE AUTHORISED SHARE CAPITAL OF NAMPAK

In order to facilitate the issue of Nampak shares in terms of the transaction consideration and for the future requirements of Nampak, Nampak shareholders will be asked to pass a special resolution to increase the authorised share capital of Nampak from R31 000 000 to R36 000 000 by the creation of an additional 100 000 000 ordinary shares of 5 cents each.

6. OPINIONS AND RECOMMENDATIONS

The board of directors of Nampak is unanimously of the opinion that the transaction is fair and reasonable to Nampak shareholders and recommends that Nampak shareholders vote in favour of the ordinary and special resolutions necessary to approve the transaction and the increase of the authorised share capital to be proposed at the general meeting.

7. ACTION REQUIRED

7.1 In terms of the JSE Listings Requirements, the transaction is subject to the sanction of shareholders in general meeting which will be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 10:00 on Wednesday, 31 July 2002. If you are the registered holder of your certificated Nampak shares or you hold dematerialised Nampak shares in your own name and if you are unable to attend the general meeting and wish to be represented at the general meeting, then you should complete and return the attached form of proxy (blue) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) by no later than 10:00 on Monday, 29 July 2002.

7.2 If you hold your Nampak shares (whether certificated or dematerialised) through a nominee you should timeously make the necessary arrangements with your nominee or, if applicable, your CSDP or broker to enable you to attend and vote at the general meeting or to enable your votes in respect of your Nampak shares to be cast at the general meeting by that nominee or a proxy or a representative.

If you are in any doubt as to what action to take, please consult your stockbroker, accountant, attorney, banker or other professional adviser immediately.

Copies of this document may be obtained from the registered office of Nampak, Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton.

IMPORTANT DATES AND TIMES

	2002
Last day to lodge forms of proxy for the general meeting by 10:00 on	Monday, 29 July
General meeting to be held at 10:00 on	Wednesday, 31 July
Results of the general meeting expected to be published on SENS on	Wednesday, 31 July
Expected date of the listing of the Nampak shares to be issued in terms of the transaction	Monday, 19 August
Operative date of the transaction expected to be on	Monday, 26 August

The above dates and times are subject to amendment. Notice of such amendment will be published in the press and on SENS and, where applicable, will be posted to shareholders.

INTERPRETATION AND DEFINITIONS

Interpretation

In this document, unless otherwise stated or the context indicates otherwise:

- words in the singular include the plural and *vice versa;*
- words denoting one gender include the other genders;
- words denoting natural persons include juristic persons; and
- the words in the first column below have the meanings stated opposite them in the second column below and cognate expressions bear corresponding meanings.

Definitions

"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act, 1973;
"Competition Act"	the Competition Act, 1998;
"Court"	the High Court of South Africa (Witwatersrand Local Division), which is located at the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg;
"conditions precedent"	the conditions precedent to the transaction, as set out in paragraph 5.4;
"CSDP"	Central Securities Depository Participant;
"this document"	all the documents incorporated in this bound document;
"documents of title"	share certificates and/or certified transfer deeds and/or balance receipts or any other documents of title in respect of Malbak transaction shares acceptable to Malbak;
"general meeting"	the general meeting of members of Nampak to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 10:00 on Wednesday, 31 July 2002;
"JSE"	the JSE Securities Exchange South Africa;
"JSE Listings Requirements"	the Listings Requirements of the JSE;
"Kohler"	Kohler Packaging Limited (registration number 1946/023203/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Malbak;
"last practicable date"	Friday, 28 June 2002 being the last practicable date prior to the finalisation of this document;
"Malbak"	Malbak Limited (registration number 1946/022234/06), a public company incorporated in South Africa and listed under the "Cyclical Services – business support services" sector of the JSE;
"Malbak shareholders"	the registered holders of Malbak shares;
"Malbak shares"	ordinary no par value shares in the ordinary share capital of Malbak;
"Malbak share option scheme"	the Malbak Limited Share Trust option scheme established by Malbak as an incentive for Malbak officers and employees as set out in such option scheme;
"Malbak transaction shares"	484 080 855 Malbak shares, being all of the issued Malbak shares at the record date. This excludes the 53 020 044 Malbak shares held by Kohler and includes 6 896 860 Malbak shares to be issued by Malbak before the record date for the purpose of the Malbak share option scheme;
"mix and match election"	any valid election by a scheme participant in terms of the scheme or by a Malbak shareholder in terms of the offer to increase either the cash or the Nampak share component of the transaction consideration;

"Nampak" or "the company"	Nampak Limited (registration number 1968/008070/06), a public company incorporated in South Africa and listed under the "Cyclical Services – business support services" sector of the JSE;
"Nampak group"	Nampak and its subsidiaries;
"Nampak shareholders"	the registered holders of Nampak shares;
"Nampak shares"	ordinary par value shares of 5 cents each in the issued ordinary share capital of Nampak;
"offer"	the offer in terms of section 440 of the Companies Act to be made by Nampak to the Malbak shareholders other than Kohler to purchase their Malbak transaction shares in exchange for the transaction consideration, which offer will become effective if the scheme does not become operative for whatever reason;
"record date"	17:00 on the date on which Malbak shareholders must be registered as such in order to receive the transaction consideration, which is expected to be Friday, 16 August 2002;
"restricted period"	the six-month period ending on the last practicable date;
"rigid plastics division"	the rigid plastics division of Malbak;
"scheme"	the scheme of arrangement in terms of section 311 of the Companies Act to be proposed by Nampak between Malbak and its shareholders other than Kohler, in terms of which Malbak will become a wholly-owned subsidiary of the Nampak group and the scheme participants will receive the transaction consideration, subject to any modification or amendment made thereto to which Malbak and Nampak agree in writing and which is sanctioned, if necessary, by the Court;
"scheme meeting"	the meeting of scheme members, to be convened in terms of an Order of Court, which is expected to be held at 11:00 on Monday, 5 August 2002, at which meeting scheme members will consider and vote on the scheme;
"scheme members"	Malbak shareholders who are entitled to vote at the scheme meeting, being Malbak shareholders other than Kohler registered as such at 17:00 on Friday, 2 August 2002;
"scheme participants"	Malbak shareholders who are entitled to receive the scheme consideration, being all the Malbak shareholders other than Kohler registered as such at 17:00 on the record date;
"SENS"	Securities Exchange News Service;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel established in terms of section 440B of the Companies Act;
"the transaction"	the scheme, and if the scheme for any reason does not become operative, the offer;
"the transaction consideration"	the consideration payable to each holder of Malbak transaction shares in terms of the transaction, being, for every 100 Malbak transaction shares held: – 26,92 Nampak shares, credited as fully paid; and – R60,00 in cash; and
"transfer secretaries"	Computershare Investor Services Limited (registration number 1958/003546/06), a public company incorporated in South Africa.

Nampak Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000004933)
("Nampak")

Directors
T Evans *(Chairman)*
G E Bortolan *(Group managing director)*
N Cumming
A S Lang# *(alternate* P A de Weerdt)
A M Marthinusen *(alternate* A D S Morais)
J W C Sayers
R G Tomlinson
P L Campbell*
B P Connellan*
D A Hawton*
M M Katz*
K M Mokoape*
M L Ndlovu*
R A Williams*

**Non-executive*
#British

CIRCULAR TO NAMPAK SHAREHOLDERS

1. INTRODUCTION

1.1 It was announced on SENS on 26 April 2002 and in the press on 29 April 2002 that an agreement had been reached on the terms of a recommended offer by Nampak for Malbak.

1.2 In terms of the transaction Nampak will propose a scheme of arrangement between Malbak and its shareholders other than Kohler to acquire all of the Malbak transaction shares subject to the fulfilment of the conditions precedent set out in paragraph 5.4. If the scheme is not implemented Nampak will make an offer to acquire all of the Malbak transaction shares.

1.3 Upon implementation of the transaction Malbak will become a wholly-owned subsidiary of the Nampak group and the listing of the Malbak shares on the JSE will be terminated.

1.4 Nampak intends to fund the cash portion of the consideration payable in terms of the transaction using existing cash resources of Nampak.

1.5 In order to facilitate the issue of Nampak shares in terms of the transaction consideration, Nampak shareholders will be asked to pass a special resolution to increase the authorised share capital of Nampak.

1.6 The transaction, depending on the Nampak share price prevailing when the transaction is implemented, may represent a Category 1 transaction in terms of the JSE Listings Requirements. Therefore, the board of directors of Nampak considers that it is prudent that the transaction is approved by Nampak shareholders in general meeting.

1.7 The purpose of this circular is to inform Nampak shareholders of the terms and conditions of the transaction and to convene a general meeting of Nampak shareholders at which ordinary and special resolutions to approve the transaction and the increase of the authorised share capital will be proposed.

1.8 The transaction has been approved by the Competition Tribunal in terms of the Competition Act, subject to the disposal by Nampak and Malbak of Kohler's bubblepack insulation machine. Nampak has agreed to proceed with the transaction on these terms.

2. RATIONALE FOR THE TRANSACTION

Key pertinent elements of Nampak's stated strategy are:

- European expansion in selected niche market segments of the packaging industry which provide opportunities for growth from industry fundamentals and/or consolidation opportunities; and
- reduction of costs through a focus on efficiency in manufacturing and marketing.

Malbak's strategy has been:

- to seek growth opportunities and increase offshore earnings in folding cartons in Europe; and
- to rationalise operations in South Africa and strengthen market positions.

The transaction is consistent with the strategies of Nampak and Malbak and provides a strong platform for future growth. Nampak and Malbak believe the benefits of the transaction will include the following:

2.1 European expansion

The transaction will significantly enhance the European platform of the enlarged Nampak, providing a larger and more diverse base from which to grow and compete effectively.

Nampak has successfully developed a European business in certain niche areas within rigid plastics and will continue to seek growth opportunities in this area. In addition, the transaction will provide growth opportunities in the European folding cartons business, which fits well with Nampak's core competencies and strategic objectives.

Folding cartons has been a core area of expertise throughout Nampak's history and is a business segment that has previously been identified as an area for expansion internationally due to the fragmented nature of the market, particularly in Europe. The Malbak folding cartons businesses have strong market positions in a number of attractive niche areas, particularly healthcare and branded foods. This is consistent with Nampak's niche strategy as developed in its rigid plastics division.

Nampak and Malbak believe that the combination of the two groups' management experience and expertise, the continued strong balance sheet and the greater diversification of earnings of the combined group will create a stronger platform for further expansion within Europe.

2.2 Low cost, efficient producer

The domestic market in South Africa has limited growth potential. The market is currently serviced by domestic businesses and imports. In order to remain competitive, manufacturers have had to focus on cost containment and efficiency gains.

Nampak and Malbak have recently completed major rationalisation exercises, which have delivered significant benefits in their manufacturing processes and helped maintain their competitive positions. The transaction provides further opportunities to develop economies of scale and to increase the productivity of manufacturing units, the benefits of which are expected to include:

- for South Africa and for customers, a world class packaging company with the critical mass needed to offer globally competitive prices, increasing direct and indirect exports and reducing imports;
- for employees, a stronger group able to offer enhanced career prospects; and
- for shareholders, a more efficient manufacturer with greater capacity utilisation and a consequent improvement in margins and the opportunity for enhanced growth.

3. INFORMATION ON MALBAK

3.1 Particulars of Malbak

Malbak's secretary is Malbak Group Management (Proprietary) Limited and its registered office is at 4 Pybus Road, Wierda Valley, Sandton. The transfer secretaries of Malbak are Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg (PO Box 1053, Johannesburg, 2000).

3.2 Nature of business

3.2.1 Malbak is a focused international packaging manufacturer. The Malbak product portfolio comprises folding cartons and plastic packaging. Following the acquisition of the Low and Bonar plc cartons businesses by Malbak in June 2000, the area of prime focus is folding cartons, where Malbak's operations rank fifth in Europe, second in the United Kingdom and second in South Africa.

3.2.2 Following the disposal of the rigid plastics division, Malbak has continued to focus on the areas of folding cartons and flexible plastics.

3.3 Financial information

Annexure I to this circular contains extracts from the audited consolidated financial statements of Malbak for the three years ended 31 March 2002.

3.4 Price history of Malbak shares on the JSE

The price history of Malbak shares on the JSE is included as Annexure II to this circular.

3.5 Sale of the rigid plastics division

A consortium led by Mr Douglas de Jager, a former executive director of Malbak, has purchased the rigid plastics businesses of Malbak and, therefore, the rigid plastics division will not be acquired by Nampak in terms of the transaction. The contract for the sale of the rigid plastics division is referred to in paragraph 10.2 below and, as set out in paragraph 17.7 below, will be available for inspection.

4. INFORMATION ON NAMPAK

4.1 Nature of business

4.1.1 Nampak is listed on the JSE under the "Cyclical Services – business support services" sector of the JSE. It is the largest and most diversified packaging company in Africa, producing packaging products from metal, paper, plastic and glass. It is also a major manufacturer and distributor of tissue products and plays a significant role in the paper merchanting market. NamITech Limited, a wholly–owned subsidiary of NamITech Holdings Limited, in which Nampak has a 90% interest, operates in the security sector of the IT industry, providing leading-edge business solutions.

4.1.2 Nampak operates from manufacturing and distribution sites throughout South Africa and the rest of Africa and has blow moulding businesses in Belgium, France, the Netherlands, Spain and the United Kingdom. Nampak also exports to many countries world-wide.

4.2 Share capital

The authorised and issued share capital of Nampak at the last practicable date and following implementation of the transaction is set out in paragraph 6 below.

4.3 Financial information

Annexure III to this circular contains extracts from the audited group financial statements of Nampak for the three years ended 30 September 2001 and the unaudited group financial information of Nampak for the six months ended 31 March 2002.

4.4 Price history of Nampak shares on the JSE

The price history of Nampak shares on the JSE is included as Annexure IV to this circular.

5. THE TRANSACTION

5.1 General

Nampak will propose a scheme of arrangement in terms of section 311 of the Companies Act between Malbak and its shareholders other than Kohler in terms of which Malbak will become a wholly-owned subsidiary of the Nampak group and Malbak shareholders other than Kohler will receive the transaction consideration. If the scheme of arrangement is not implemented, Nampak will make an offer in terms of section 440 of the Companies Act to acquire all the Malbak transaction shares. The scheme and the offer are conditional upon the conditions

precedent reflected in paragraph 5.4 below.

5.2 Transaction consideration

5.2.1 In terms of the transaction, each holder of Malbak transaction shares, subject to a valid mix and match election in terms of paragraph 5.3 below, will receive for every 100 Malbak transaction shares:

5.2.1.1 26,92 Nampak shares, credited as fully paid; and

5.2.1.2 R60,00 in cash.

5.2.2 On the basis of a fully diluted number of Malbak transaction shares in issue of 484,1 million and a price of R13,70 per Nampak share ruling at the close of business on the last practicable date, the net aggregate consideration payable by Nampak in terms of the transaction is R2 076 million and represents a value of R4,29 per Malbak share.

5.2.3 Based on a fully diluted number of Malbak transaction shares in issue of 484,1 million, the value per Malbak share of R4,29 represents:

5.2.3.1 a discount of 0,3% to the Malbak share price of R4,30 at the close of business on the last practicable date;

5.2.3.2 a premium of 14,3% to the Malbak share price of R3,75 at the close of business on 25 April 2002 being the last date immediately preceding the publication of the firm intention announcement on 26 April 2002;

5.2.3.3 a premium of 42,9% to the Malbak share price of R3,00 at the close of business on 12 December 2001, being the day immediately preceding the publication of the further cautionary announcement on 13 December 2001; and

5.2.3.4 a premium of 46,8% to the Malbak share price of R2,92 at the close of business on 1 November 2001, being the last business day prior to the publication of the first cautionary announcement on 2 November 2001.

5.2.4 Based on a net asset value of Malbak of R1 395 million at 31 March 2002 and a fully diluted number of Malbak transaction shares in issue of 484,1 million, the net asset value per Malbak transaction share is R2,88. At this level, the transaction represents a premium of 41,0% to the net asset value per Malbak share based on the Nampak share price of R12,85 at the close of business on 25 April 2002, being the last day immediately preceding the publication of the firm intention announcement on 26 April 2002.

5.3 Mix and match election

Holders of Malbak transaction shares will be entitled to elect under the terms of the transaction, subject to availability, to vary the proportions in which they receive Nampak shares and cash. However, the total number of Nampak shares and the total amount of cash to be received by holders of Malbak transaction shares under the transaction will not be varied as a result of the mix and match elections. Accordingly, the satisfaction of the mix and match elections will be dependent upon the extent, if any, to which other holders of Malbak transaction shares make off-setting mix and match elections. To the extent that mix and match elections cannot be satisfied in full, they will be settled on a pro rata basis.

5.4 Conditions precedent to the transaction

The implementation of the transaction is subject to the fulfilment of the following conditions precedent:

5.4.1 the approval of the transaction and the increase of Nampak's authorised share capital by the Nampak shareholders present and voting at the general meeting; and

5.4.2 the scheme being agreed to by a majority of Malbak shareholders representing not less than three-fourths of the votes exercisable by scheme members present and voting either in person or by proxy at the scheme meeting, the sanctioning of the scheme by the Court and the registration of the Order of Court sanctioning the scheme by the Registrar of Companies; or if the scheme is not implemented, the offer being accepted by Malbak shareholders holding not less than 90% of the Malbak transaction shares.

5.5 Financial effects of the transaction

5.5.1 *Financial effects*

The table below sets out the pro forma financial effects of the transaction on a Nampak shareholder for the six months ended 31 March 2002, and is based on the assumptions set out below. These financial effects have been prepared for illustrative purposes only and, because of their nature, may not give a true reflection of Nampak's financial position and performance.

Historic financial effects	Notes	Before the transaction (cents)	After the transaction (cents)	Increase (%)
Earnings per share	(1) (2) (3) (5)	59,9	62,6	4,5
Headline earnings per share	(1) (2) (3) (5)	56,7	61,0	7,6
Net asset value per share	(2) (4) (5)	541,3	692,8	28,0
Tangible net asset value per share	(2) (4) (5)	528,7	561,7	6,2

Notes:

1. *Based on 509,4 million weighted average number of Nampak ordinary shares in issue before the transaction is implemented and 639,8 million weighted average number of Nampak ordinary shares in issue after the transaction has been implemented.*
2. *Based on the published unaudited interim results of Nampak for the six months ended 31 March 2002 and the results of Malbak for the six months ended 31 March 2002, derived from the published audited annual financial statements of Malbak for the financial year ended 31 March 2002 and the published unaudited interim results of Malbak for the six months ended 30 September 2001.*
3. *The earnings per share and headline earnings per share under the heading "After the transaction" incorporate Nampak's earnings and headline earnings before the transaction, adjusted for the earnings and headline earnings of Malbak, as if the transaction had taken effect on 1 October 2001 and on the basis that the disposal of Malbak's rigid plastics division was effective on 30 September 2001. These calculations take account of the after-tax interest which Nampak would have incurred on the cash element of the transaction consideration, from 1 October 2001, at the average funding cost of 10,8% per annum for the six months ended 31 March 2002 and assuming a tax rate of 30% Goodwill raised on the transaction, amounting to R571 million, has been amortised over a period of 20 years.*
4. *The net asset value per share under the heading "After the transaction" incorporates Nampak's net asset value per share at 31 March 2002, adjusted for the audited net asset value of Malbak at 31 March 2002, and the cash element of the transaction consideration and is based on 639,8 million Nampak ordinary shares in issue after the implementation of the transaction. The tangible net asset value per share excludes goodwill.*
5. *Assuming the transaction had been implemented at a price of R4,06 per Malbak share based on the price of R12,85 per Nampak share ruling at the close of business on 25 April 2002, being the last day immediately preceeding the publication of the firm intention announcement on SENS.*

The report of the independent accountants on the financial effects of the transaction is included as Annexure VI.

5.5.2 *Pro forma balance sheet*

Set out in Annexure V to this document is the pro forma consolidated balance sheet of Nampak on the assumption that the transaction had been implemented at a price of R4,06 cents per Malbak share, based on the price of R12,85 per Nampak share ruling at the close of business on 25 April 2002, being the last day immediately preceding the publication of the firm intention announcement.

The report of the independent accountants on the pro forma consolidated balance sheet of Nampak is included as Annexure VI to this document.

5.5.3 Working capital of Nampak

The board of directors of Nampak is of the opinion that:

- the working capital available to Nampak and its subsidiaries, including the refinancing of maturing facilities, assuming the transaction has taken place, is sufficient for the group's present requirements, that is, for at least the 12 months following the date of issue of this circular; and
- maturing facilities can be refinanced on similar terms to those of the maturing facilities.

5.6 Undertaking to support the transaction

Shareholders holding 58.0% of the Malbak transaction shares have irrevocably undertaken to vote in favour of the scheme at the scheme meeting and, if applicable, to accept the offer.

6. INCREASE IN THE AUTHORISED SHARE CAPITAL OF NAMPAK

6.1 The authorised and issued share capital of Nampak at the last practicable date is as follows:

	R
Authorised	
600 000 000 ordinary shares of 5 cents each	30 000 000
100 000 6,5% cumulative preference shares of 200 cents each	200 000
400 000 6,0% cumulative preference shares of 200 cents each	800 000
Total	31 000 000
Issued	
509 544 800 ordinary shares of 5 cents each	25 477 240
100 000 6,5% cumulative preference shares of 200 cents each	200 000
400 000 6,0% cumulative preference shares of 200 cents each	800 000
Total	26 477 240

6.2 In order to facilitate the issue of Nampak shares in terms of the transaction consideration and for the future requirements of Nampak, Nampak shareholders will be asked to pass a special resolution to increase the authorised share capital of Nampak from R31 000 000 to R36 000 000 by the creation of an additional 100 000 000 ordinary shares of 5 cents each ranking *pari passu* in all respects with the other ordinary shares in the capital of Nampak.

6.3 After the implementation of the transaction the authorised and issued share capital of Nampak will be as follows:

	R
Authorised	
700 000 000 ordinary shares of 5 cents each	35 000 000
100 000 6,5% cumulative preference shares of 200 cents each	200 000
400 000 6,0% cumulative preference shares of 200 cents each	800 000
Total	36 000 000
Issued	
639 859 366* ordinary shares of 5 cents each	31 992 968
100 000 6,5% cumulative preference shares of 200 cents each	200 000
400 000 6,0% cumulative preference shares of 200 cents each	800 000
Total	32 992 968

* *This excludes the effects, if any, of the rounding up and rounding down of the entitlements of Malbak shareholders to fractions of Nampak shares in terms of the scheme. This also excludes any Nampak shares issued after the last practicable date pursuant to the exercise of options in terms of The Nampak 1985 Share Option Scheme.*

7. NAMPAK DIRECTORS

7.1 Directors' interests in Nampak

7.1.1 On the last practicable date:

7.1.1.1 there were no directors of Nampak holding, directly or indirectly, beneficial or non-beneficial interests in Nampak shares in excess of 1%; and

7.1.1.2 the total of the direct and indirect beneficial and non-beneficial holdings of Nampak directors was 945 446 Nampak shares which represents 0,186% of the issued share capital of Nampak.

7.1.2 No director of Nampak is or has been interested in any transactions which are significant in relation to the business of Nampak and which were effected in the current financial year, the financial year ended 30 September 2001 and in any earlier financial year which remain in any respect outstanding or unperformed.

7.1.3 No director of Nampak has dealt in Nampak shares in the six months immediately preceding the last practicable date other than N Cumming who sold 27 700 shares on 31 May 2002 at a price of R14,30 per Nampak share and J W C Sayers who sold 20 000 Nampak shares on 18 June 2002 at a price of R14,25 per Nampak share.

7.2 Directors' service agreements and remuneration

7.2.1 There are no service agreements with any of the directors or alternate directors of Nampak at the date of this circular which impose any abnormal notice periods on Nampak. G E Bortolan, N Cumming, P A de Weerdt, T Evans, A S Lang, A M Marthinusen, A D S Morais and J W C Sayers have fixed term service contracts, the unexpired terms of which exceed one year in each instance, but do not exceed three years. No changes will be made to any of these service agreements as a result of the transaction.

7.2.2 The aggregate remuneration and benefits paid to the directors of Nampak, including alternate directors, for services rendered during the year ended 31 September 2001 were as follows:

Remuneration	**R million**
Executive directors	
For managerial services	16,2
Retirement fund contributions for managerial services	1,5
Total	17,7
Non-executive directors	
For services as directors	0,5
For managerial services	2,4
Total	2,9
Gains made on the exercise of share options	1,4

The emoluments of the directors of Nampak will not be affected as a result of the transaction.

7.3 Directors' interests in Malbak

On the last practicable date, there were no directors of Nampak holding, directly or indirectly, beneficial or non-beneficial interests in Malbak shares.

8. MAJOR SHAREHOLDERS

At the last practicable date Nampak's records reflected that the following Nampak shareholders held 5% or more of the issued share capital of Nampak:

Shareholder	**Nampak shares**	**Percentage of Nampak issued share capital**
RMB Group	58 999 362	11,58
Allan Gray Limited	56 100 706	11,01
Old Mutual Group	54 953 159	10,79
Stanlib (Proprietary) Limited	42 207 477	8,29
BoE group	31 127 807	6,11
Sanlam Group	28 985 036	5,69

9. MATERIAL CHANGES

Other than as disclosed in the published unaudited interim results of the Nampak group for the six months ended 31 March 2002, there have been no material changes in the financial or trading position of Nampak since the end of the last financial period, being 31 March 2002, other than those arising in the normal course of business and the transactions described in paragraph 10.1 below.

10. SIGNIFICANT CONTRACTS

10.1 Nampak

In the last two years preceding the date of this document, Nampak and/or its subsidiaries have entered into the following material contracts, in addition to those entered into in the ordinary course of business:

10.1.1 For the purpose of the transaction, on 12 December 2001 Nampak, Malbak and Remgro Limited entered into a merger and co-operation agreement in terms of which Nampak and Malbak agreed on reciprocal due diligence investigations and provided confidentiality undertakings and Malbak and Remgro Limited provided Nampak with exclusivity undertakings.

10.1.2 On 11 February 2002 Nampak acquired the remaining 15% interest of CarnaudMetalbox NV in Nampak Metal Packaging Limited (formerly Crown Nampak (Proprietary) Limited) for a consideration of approximately R275 million.

10.1.3 On 30 April 2002, Nampak International Limited and Nampak Holdings Limited, which are wholly-owned subsidiaries of Nampak, entered into an agreement to acquire ownership of the businesses in Anglophone Africa owned by the Crown Cork group for a purchase price of US$25 million. The businesses are located in Zimbabwe, Zambia, Kenya, Tanzania, Nigeria and Ethiopia. The acquisition is subject to the fulfilment of certain conditions precedent by 31 July 2002.

10.2 Malbak

In the last two years preceding the date of this document, Malbak and/or its subsidiaries have entered into the following material contracts, in addition to those entered into in the ordinary course of business:

10.2.1 the agreement referred to in paragraph 10.1.1 above; and

10.2.2 the sale of the rigid plastics division to a consortium consisting of Mr G D de Jager, a former executive director of Malbak, Mr G J de Jager, a former non-executive director of Malbak, and Riverbank Limited with effect from 1 October 2001.

11. PROSPECTS

The first-half results to March 2002 of the Nampak group reflected real volume growth estimated at 3% in the South African businesses. A significant proportion of this growth can be attributed to the success of export drives by the Nampak group's South African businesses and their customers. The European businesses of the Nampak group continue to perform to expectations. On the basis of the current market conditions Nampak is cautiously optimistic that after the implementation of the transaction reasonable growth can be maintained with relatively minor capital expenditure only being required to meet increased capacity needs.

12. OPINION, RECOMMENDATION AND UNDERTAKINGS TO VOTE

12.1 The board of directors of Nampak is of the opinion that the transaction is fair and reasonable to Nampak shareholders and recommends that Nampak shareholders vote in favour of the ordinary and special resolutions necessary to approve the transaction and the increase of the authorised share capital to be proposed at the general meeting.

12.2 The directors of Nampak, with direct and indirect holdings of 945 446 Nampak shares (representing approximately 0,186% of the issued share capital of Nampak), intend to vote in favour of the ordinary and special resolutions necessary to approve the transaction and the increase of the authorised share capital of Nampak to be proposed at the general meeting.

13. LITIGATION STATEMENT

13.1 There are no legal or arbitration proceedings, which may have, or have had in the past 12 months, a material effect on the financial position of the Nampak group. The board of directors of Nampak is not aware of any such proceedings that are pending or threatened.

13.2 The board of directors of Malbak has informed Nampak that there are no legal or arbitration proceedings, which may have, or have had in the past 12 months, a material effect on the financial position of Malbak and is not aware of any such proceedings that are pending or threatened.

14. DIRECTORS' RESPONSIBILITY STATEMENT

The board of directors of Nampak:

- has considered all statements of fact and opinion in this document;
- accepts, individually and collectively, full responsibility for the material accuracy of the information given; and
- certifies that, to the best of its knowledge and belief, no material facts have been omitted which would make any statement in this document false or misleading and that it has made all reasonable enquiries to ascertain such facts.

15. LETTERS OF CONSENT FROM PROFESSIONAL ADVISERS

The financial adviser, sponsor, attorneys, auditors and transfer secretaries of Nampak have consented in writing to act in the capacities stated in this document and have not, prior to the publication of this document, withdrawn their consent.

16. NOTICE OF GENERAL MEETING OF NAMPAK SHAREHOLDERS

16.1 A general meeting of Nampak shareholders has been convened to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 10:00 on Wednesday, 31 July 2002, for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions necessary to approve the transaction and the increase in Nampak's authorised share capital.

16.2 A notice convening the general meeting and a form of proxy (blue) for use by Nampak shareholders who are unable to attend the general meeting are attached to and form part of this circular.

16.3 Registered holders of certificated Nampak shares and holders of dematerialised Nampak shares in their own name who are unable to attend the general meeting and who wish to be represented at the meeting, must complete and return the attached form of proxy (blue) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) by no later than 10:00 on Monday, 29 July 2002.

16.4 Holders of Nampak shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker, to enable them to attend and vote at the general meeting or to enable their votes in respect of their Nampak shares to be cast at the general meeting by that nominee or a proxy or a representative.

17. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by Nampak shareholders during normal business hours at the registered office of Nampak from 8 July 2002 up to and including 31 July 2002:

17.1 the memorandum and articles of association of Nampak;

17.2 the audited annual financial statements of Nampak for each of the past three financial years ended 30 September 2001 and the unaudited interim results of Nampak for the six months ended 31 March 2002;

17.3 the audited annual financial statements of Malbak for each of the past three financial years ended 31 March 2002;

17.4 the report of the independent accountants on the financial effects of the transaction and the pro forma consolidated balance sheet of Nampak;

17.5 the written letters of consent of the financial advisers, sponsor, auditors, attorneys and transfer secretaries named in this circular to act in those capacities, which consents have not been withdrawn prior to publication;

17.6 a signed copy of the document sent to Malbak shareholders regarding the transaction;

17.7 signed copies of the agreements referred to in paragraph 10 above;

17.8 a signed copy of this document; and

17.9 copies of service agreements with directors referred to in paragraph 7.2.1 above.

By order of the board

NAMPAK LIMITED

N P O'Brien
Secretary

Sandton
8 July 2002

Registered office
Nampak Centre
114 Dennis Road, Atholl Gardens
Sandton, 2196, South Africa
(PO Box 784324, Sandton, 2146)
(Telephone +27 11 719 6300)

Transfer secretaries
Computershare Investor Services Limited
7th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
(Telephone +27 11 370 5000)

HISTORICAL FINANCIAL INFORMATION RELATING TO MALBAK

The financial information presented below has been extracted from Malbak's consolidated financial statements. The financial statements for the years ended 31 March 2002, 31 March 2001 and 31 March 2000 were audited by Malbak's independent auditors, Deloitte & Touche.

BALANCE SHEET

R'm	2002	2001	2000
ASSETS			
Non-current assets	1 743	1 842	1 142
Property, plant and equipment	1 413	1 518	986
Goodwill	204	150	–
Other financial assets	71	68	67
Investment in associates	55	98	89
Deferred taxation asset	–	8	–
Current assets	1 974	1 707	1 547
Other current assets	1 403	1 363	1 032
Cash and cash equivalents	571	344	515
TOTAL ASSETS	3 717	3 549	2 689
EQUITY AND LIABILITIES			
Capital and reserves	1 395	1 413	1 475
Stated capital	416	416	576
Non-distributable reserves	483	300	249
Retained surplus	496	697	650
Non-current liabilities	1 237	1 130	166
Deferred taxation liabilities	139	116	44
Interest bearing debt	1 098	1 014	122
Current liabilities	1 085	1 006	1 048
Amounts due to bankers and short-term loans	146	149	260
Trade and other payables	939	857	788
TOTAL EQUITY AND LIABILITIES	3 717	3 549	2 689

INCOME STATEMENT

R'm	2002	2001	2000
Revenue	4 536	3 976	3 219
Operating profit	340	218	251
Exceptional items	(394)	(14)	90
Net interest (paid)/received	(74)	(62)	45
Income from associates	21	22	18
(Loss)/profit before taxation	(107)	164	404
Taxation	75	52	58
(Loss)/profit after taxation	(182)	112	346
Minority interest	–	–	30
Attributable net (loss)/profit	(182)	112	316
Earning per share (cents)			
– headline earnings	37,7	24,5	37,0
– diluted headline earnings	37,2	24,5	37,0
– attributable earnings	(38,1)	22,7	59,6
– diluted attributable earnings	(37,6)	22,7	59,6
Dividends per ordinary share (cents)	13,0	8,0	13,0
Number of shares in issue (million)			
– period end	530,2	530,2	530,2
– weighted average (voting)	477,2	493,3	529,9
– diluted	484,3	493,3	529,9

STATEMENT OF CHANGES IN EQUITY

R'm	2002	2001	2000
Net gain recognised directly in equity	183	51	30
Transfer (to)/from retained earnings	(24)	9	6
Subsidiaries disposed	(7)	–	1
Increase in foreign currency translation reserve	214	42	23
Attributable (loss)/profit for the year	(182)	112	316
Goodwill written off	–	–	(485)
Aggregate increase/ (decrease) in net worth	1	163	(139)
Capital transactions with and distributions to owners	(19)	(225)	(74)
Shares issued	–	–	1
Treasury shares acquired	–	(160)	–
Ordinary dividends paid	(43)	(56)	(69)
Transfer from/(to) non-distributable reserves	24	(9)	(6)
Change in equity for the year	(18)	(62)	(213)
Equity at the beginning of the year	1 413	1 475	1 651
Change in accounting policy	–	–	37
Equity at the end of the year	1 395	1 413	1 475

CASH FLOW STATEMENT

R'm	2002	2001	2000
Cash flows from operating activities			
Cash generated by operations	577	429	427
Working capital requirements	(39)	(41)	(88)
Financing costs and taxation paid	(118)	(135)	(93)
Dividends paid	(43)	(56)	(74)
Net cash inflow from operating activities	377	197	172
Cash flows from investing activities			
Capital expenditure	(246)	(177)	(162)
Acquisition of business	–	(755)	(758)
Disposal and closure of businesses	200	–	637
Net other investment activities	43	9	20
Net cash outflow from investing activities	(3)	(923)	(263)
Cash flows from financing activities			
Net financing activities	(249)	694	194
Share purchase	–	(160)	–
Net cash (outflow)/inflow from financing activities	(249)	534	194
Foreign exchange effect on cash equivalents	102	21	6
Net increase/(decrease) in cash and cash equivalents	227	(171)	109

NOTES TO THE FINANCIAL STATEMENTS

Accounting policies

The group's principal accounting policies are set out below. The financial statements have been prepared on the historical cost basis. The accounting policies have been consistently applied in all material respects in accordance with South African Statements of Generally Accepted Accounting Practice.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and its subsidiaries.

The results of subsidiaries are included from the effective dates of acquisition and up to the effective dates of disposal. All significant inter-company transactions and balances between group companies are eliminated on consolidation.

Joint ventures

Investments in operations and entities which the group jointly controls through contractual arrangements are classified as joint ventures. The results, assets and liabilities of joint ventures are brought to account by the proportional consolidation of their financial statements.

Associates

Investments in operations which the group does not control but in which it owns a long-term interest and over which it exercises significant influence and which are neither subsidiaries nor joint ventures are classified as associates. The group's share of the earnings of associates is included in the income statement as "income from associates". The attributable retained income of associates is transferred to non-distributable reserves.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and amortised on a systematic basis over its estimated useful life subject to a maximum of 20 years.

Other financial assets

Investments in which the group owns a long-term interest but which do not meet the criteria for subsidiaries, associates or joint ventures are classified as other financial assets. These assets are carried at the ruling market value at the balance sheet date. Increases or decreases in the carrying amount are recognised as income or expenses of the period.

Foreign currencies

Foreign transactions

Transactions in foreign currencies are recorded at the spot rates ruling on the transaction date. Foreign assets and liabilities of the company and its subsidiaries are translated at the rates of exchange ruling at the end of the financial year.

Surpluses and deficits arising on the translations are dealt with in the income statement.

In order to hedge its exposure to foreign exchange risk, the group enters into forward exchange contracts. Forward exchange contracts are valued at market value at the balance sheet date and any gains or losses arising are dealt with in the income statement.

Foreign translations

The operating results of consolidated foreign subsidiaries are translated into South African currency at the monthly average rates of exchange. Assets and liabilities of consolidated foreign subsidiaries are translated into South African currency at the rates of exchange ruling at the end of the financial year. Surpluses and deficits arising on these translations are dealt with by transfer to and from non-distributable reserves.

Depreciation of property, plant and equipment

Depreciation is provided for on a straight-line basis at rates which reduce the cost of the assets to estimated residual values over their expected useful lives, on the following basis:

Buildings	10 years to 50 years
Plant and equipment	5 years to 20 years
Vehicles	2 years to 5 years
Furniture and equipment	3 years to 10 years

Impairment of assets

At each balance sheet date, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, its carrying amount is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount. This is done so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised as income immediately.

Capitalisation of leased assets

Assets acquired in terms of finance lease agreements are capitalised at their cash cost equivalent and the corresponding liabilities raised. The assets are depreciated on the same basis as the fixed assets owned by the group. Lease finance charges are charged to operating income over the term of the lease at effective interest rates.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost is generally determined on the first-in-first-out basis.

Specific provisions are made for slow-moving, obsolete and redundant inventories to the extent considered necessary.

The cost of work-in-progress and finished goods includes an appropriate allocation of labour and overheads.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation.

Employee benefits

Post-employment benefits – pensions

The group policy is to provide retirement benefits for its employees. Contributions to defined contribution funds in respect of service during the year are charged as an expense in that year.

Contributions to industry specific funds and funds established in accordance with legal requirements, customs and country circumstances are dealt with as defined contribution funds and contributions are charged as an expense in the year.

Costs of providing benefits in respect of the United Kingdom defined benefit plan are calculated using the projected unit credit method. Actuarial valuations are conducted on a triennial basis with interim valuations done on an annual basis on a date which does not necessarily coincide with the balance sheet date. Actuarial gains and losses which exceed 10% of the greater of the present value of the group's pension obligations and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service is recognised immediately to the extent that the benefits are already vested or alternatively amortised on a straight-line basis over the average period until the benefits become vested. The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses, reduced by the fair value of the plan assets.

Post-employment benefits – medical

The group provides health benefits to certain retired South African employees. The estimated liability, which is actuarially valued on an annual basis, is provided for by way of cash investments held off balance sheet and by a balance sheet provision.

Revenue recognition

Included in revenue is net invoiced sales to customers for goods (excluding value added tax), with allowance being made for credit notes for return of goods or price adjustments. Sales of goods to customers are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable. Dividend income from investments in associates is recognised when the right to receive payment has been established.

Research and development expenditure

Expenditure on research and development is written off against income as incurred.

Exceptional items

Exceptional items are material items of income and expense resulting from occurrences, the underlying nature of which is not typical of the ordinary trading or operating activities of the group.

Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill).

PRICE HISTORY OF MALBAK SHARES ON THE JSE

The highest, lowest and closing prices and the volumes at which Malbak shares traded on the JSE since 1 January 1999 up to the last practicable date were as follows:

	High (cents)	Low (cents)	Close (cents)	Volume
Quarter ended				
31 March 1999	400	300	375	32 377 502
30 June 1999	415	350	415	23 162 437
30 September 1999	450	390	400	8 822 986
31 December 1999	500	440	465	11 195 258
31 March 2000	375	275	315	4 453 297
30 June 2000	300	245	255	13 394 424
30 September 2000	237	195	200	8 093 149
31 December 2000	234	165	200	5 651 175
Month ended				
31 March 2001	220	190	217	1 778 682
30 April 2001	220	190	202	2 629 799
31 May 2001	220	196	219	5 415 939
30 June 2001	218	195	218	10 814 480
31 July 2001	232	210	228	9 529 486
31 August 2001	260	227	260	9 221 126
30 September 2001	320	250	290	19 818 653
31 October 2001	320	280	292	5 190 205
30 November 2001	320	280	300	19 859 904
31 December 2001	340	280	340	17 649 252
31 January 2002	350	315	325	8 911 122
28 February 2002	330	310	311	6 851 383
31 March 2002	340	311	335	5 258 628
30 April 2002	395	335	379	3 097 662
31 May 2002	441	375	440	7 501 252
30 June 2002	450	404	430	6 754 575
Daily				
2 November 2001 *	305	280	305	253 052
12 December 2001 **	307	300	300	93 287
2 April 2002	335	335	335	256 385
3 April 2002	345	340	345	52 310
4 April 2002	345	335	345	503 799
5 April 2002	350	345	350	452 100
8 April 2002	350	350	350	69 376
9 April 2002	350	350	350	40 000
10 April 2002	350	340	350	33 608
11 April 2002	350	350	350	40 000
12 April 2002	N/A	N/A	350	N/A
15 April 2002	350	350	350	20 976
16 April 2002	350	340	350	44 219
17 April 2002	350	350	350	26 200
18 April 2002	N/A	N/A	350	N/A
19 April 2002	360	345	360	90 576
22 April 2002	372	360	371	41 575
23 April 2002	375	370	375	14 100
24 April 2002	380	370	380	15 200
25 April 2002	375	365	375	6 100
26 April 2002 ***	374	370	374	35 000

	High (cents)	Low (cents)	Close (cents)	Volume
Daily				
29 April 2002	395	380	380	1 282 014
30 April 2002	379	370	379	74 124
2 May 2002	384	375	380	523 855
3 May 2002	385	375	384	1 058 231
6 May 2002	388	381	390	883 725
7 May 2002	402	398	402	64 241
8 May 2002	405	401	406	8 829
9 May 2002	420	410	415	174 456
10 May 2002	440	410	440	1 775 180
13 May 2002	441	430	440	82 228
14 May 2002	438	430	435	135 409
15 May 2002	425	420	425	20 086
16 May 2002	430	422	422	241 675
17 May 2002	440	425	430	35 704
20 May 2002	440	440	440	200 375
21 May 2002	428	420	427	4 154
22 May 2002	430	410	425	223 510
23 May 2002	425	420	425	9 367
24 May 2002	423	423	423	4 960
27 May 2002	419	400	419	1 429
28 May 2002	419	400	414	51 831
29 May 2002	415	410	415	52 228
30 May 2002	420	415	420	139 745
31 May 2002	440	420	440	1 810 034
3 June 2002	440	430	440	100 255
4 June 2002	450	440	440	36 800
5 June 2002	450	449	450	100 900
6 June 2002	450	445	450	64 100
7 June 2002	435	434	434	9 542
10 June 2002	434	434	434	3 770 000
11 June 2002	430	430	430	281 000
12 June 2002	412	410	412	226 302
13 June 2002	414	410	410	38 280
14 June 2002	433	404	433	61 140
18 June 2002	N/A	N/A	433	N/A
19 June 2002	445	432	435	494 554
20 June 2002	435	435	435	92 705
21 June 2002	424	423	423	100 000
24 June 2002	425	423	423	101 611
25 June 2002	420	410	420	307 373
26 June 2002	410	410	410	1 000
27 June 2002	425	412	425	318 311
28 June 2002	430	422	430	650 702

* *Date of first cautionary announcement*
** *Date of further cautionary announcement*
*** *Date of firm intention announcement*

Source: I-Net

HISTORICAL FINANCIAL INFORMATION RELATING TO NAMPAK

The following information has been extracted from the audited group financial statements of Nampak Limited for the financial years ended 30 September 2001, 30 September 2000 and 30 September 1999 and the unaudited group financial information for the six months ended 31 March 2002. The financial statements for the financial years ended 30 September 2000 and 1999 have not been restated to take into account the changes in accounting policies adopted during the 6 months ended 31 March 2002. The 2001 results have been restated to take account of the change in accounting policy relating to Property Depreciation (AC 135) (2002).

BALANCE SHEET

R'm	6 months ended March 2002	September 2001 Restated	September 2000	September 1999
ASSETS				
Non-current assets	3 754,1	3 183,6	3 350,9	2 496,4
Property, plant and equipment	3 502,8	3 116,6	3 340,9	2 451,4
Intangible assets	63,8	(73,8)	(101,6)	–
Investments and loans to subsidiaries	187,5	140,8	111,6	45,0
Current assets	4 199,5	4 109,8	3 574,1	3 022,4
Inventories	1 315,3	1 236,1	1 146,1	975,8
Trade and other receivables	1 920,9	1 862,6	1 686,7	1 326,5
Bank balances, deposits and cash	963,3	1 011,1	741,3	720,1
TOTAL ASSETS	7 953,6	7 293,4	6 925,0	5 518,8
EQUITY AND LIABILITIES				
Capital and reserves	2 757,2	2 533,0	2 436,0	2 988,3
Capital	357,7	357,6	357,1	353,9
Non-distributable reserves	112,6	12,6	10,5	251,5
Retained earnings	2 286,9	2 162,8	2 068,4	2 382,9
Outside shareholders' interest	102,1	242,2	222,0	214,4
Non-current liabilities	1 607,2	1 665,9	1 681,9	511,3
Interest bearing debt	1 327,1	1 365,4	1 302,8	268,4
Deferred tax	280,1	300,5	379,1	242,9
Current liabilities	3 487,1	2 852,3	2 585,1	1 804,8
Trade and other payables	2 316,4	2 249,0	2 123,5	1 556,7
Interest bearing debt	1 090,0	606,2	150,6	–
Taxation	80,7	(2,9)	130,2	69,3
Shareholders for dividend	–	–	180,8	178,8
TOTAL EQUITY AND LIABILITIES	7 953,6	7 293,4	6 925,0	5 518,8

INCOME STATEMENT

R'm	6 months ended March 2002	September 2001 Restated	September 2000	September 1999
Revenue	6 079,7	10 474,3	9 632,8	7 942,9
Operating profit before abnormal items	523,3	844,1	955,7	824,9
Abnormal items – trading	(6,1)	(158,2)	(33,1)	1,5
Operating profit after abnormal items	517,2	685,9	922,6	826,4
Net finance (costs) / income	(45,5)	(71,0)	(49,9)	30,6
Investment income	2,3	2,5	9,6	4,9
Profit before taxation	474,0	617,4	882,3	861,9
Taxation	158,0	166,5	215,0	233,4
Profit after taxation	316,0	450,9	667,3	628,5
Share of associate companies' losses	–	–	(1,4)	(1,6)
Attributable to outside shareholders in subsidiaries	11,0	41,0	46,2	26,0
Attributable to shareholders of Nampak Limited	305,0	409,9	619,7	600,9
Basic earnings per share (cents)	59,9	80,5	121,7	118,1
Fully diluted earnings per share (cents)	59,7	80,5	121,4	117,6
Headline earnings per shares (cents)	56,7	85,8	121,1	117,6
Fully diluted headline earnings per share (cents)	56,5	85,8	120,8	117,1
Dividends per share (cents)	19,6	53,3	53,3	51,0

STATEMENT OF CHANGES IN EQUITY

R'm	6 months ended March 2002	September 2001 Restated	September 2000	September 1999
EQUITY AT BEGINNING OF YEAR	2 533,0	2 436,0	2 988,3	2 789,4
Change in accounting policy	–	(215,2)	(106,4)	–
Changes in capital	0,1	0,5	3,2	0,8
Share capital	0,1	–	0,1	–
Share premium on new issues	–	0,5	3,1	0,8
Changes in non-distributable reserves	100,0	2,1	(63,6)	65,3
Increase / (decrease) in foreign currency translation reserve	100,0	2,1	(74,1)	(3,4)
Non-distributable reserve arising on acquisition of business	–	–	–	68,8
Transfer from / (to) retained earnings	–	–	10,5	(0,1)
Changes in retained earnings	124,1	309,6	(385,5)	132,8
Goodwill written off	–	(0,7)	(723,2)	(208,5)
Subsidiaries not previously consolidated	–	(7,8)	–	–
Net profit for the year	305,0	409,9	619,7	600,9
Preference shares – dividends	–	(0,1)	(0,1)	(0,1)
Ordinary shares – dividends	(180,9)	(91,7)	(271,4)	(259,6)
Transfer (to) / from non-distributable reserves	–	–	(10,5)	0,1
EQUITY AT END OF YEAR	2 757,2	2 533,0	2 436,0	2 988,3

CASH FLOW STATEMENT

R'm	6 months ended March 2002	September 2001	September 2000	September 1999
Cash flows from operating activities				
Cash generated from operations	767,4	1 187,7	1 309,6	1 119,4
Working capital changes	(102,6)	(154,9)	(191,1)	(164,3)
Net interest (paid) / received	(45,5)	(71,0)	(40,3)	35,5
Dividends paid	(189,0)	(318,3)	(295,7)	(241,3)
Taxation paid	(104,4)	(299,2)	(155,7)	(150,3)
Net cash inflow from operating activities	325,9	344,3	626,8	599,0
Cash flows from investing activities				
Replacement capital expenditure	(201,5)	(245,5)	(294,2)	(77,4)
Expansion capital expenditure	(190,1)	(145,1)	(119,4)	(126,4)
Acquisition of businesses	(275,7)	(35,0)	97,9	(279,4)
Increase in investment in subsidiary	(18,9)	(3,5)	–	–
Proceeds on realisation of investments	–	7,2	–	–
Purchase of investments	–	–	(18,4)	(3,8)
Proceeds on the sale of property, plant and equipment	70,1	69,6	50,1	21,4
Proceeds on the sale of businesses	–	–	63,8	41,7
Net movement on loans and advances	–	–	4,1	7,8
Net cash outflow from investing activities	(616,1)	(352,3)	(216,1)	(416,1)
Cash flows from financing activities				
Mainly (repayment) / raising of long-term loans	(338,7)	(200,9)	(443,0)	96,8
Net cash (outflow) / inflow from financing activities	(338,7)	(200,9)	(443,0)	96,8
Net (decrease) / increase in cash and cash equivalents	(628,9)	(208,9)	(32,3)	279,7
Cash and cash equivalents at beginning of year	408,3	596,8	637,7*	370,5
Translation of cash in foreign subsidiaries	93,9	20,4	(8,6)	(0,5)
Cash and cash equivalents at end of year	(126,7)	408,3	596,8	649,7

* *has been restated to ignore cash in the Zimbabwean subsidiary.*

NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Basis of preparation

These financial statements are presented in South African rand, being the currency in which the majority of the group's transactions are denominated.

The financial statements have been prepared under the historic cost convention, as modified by the revaluation of certain trading assets and liabilities to fair value and certain long-term assets which have been written down to recognise permanent diminutions in value.

These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, results and cash flow information of the company, its subsidiaries, associate companies and joint ventures. The results of subsidiaries, associate companies and joint ventures are included in the consolidated financial statements from the effective dates of acquisition until the effective date of disposal. Those subsidiaries and joint ventures operating out of Zimbabwe, which were previously consolidated, are now shown in the consolidated financial statements at carrying value.

All inter-company transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

Subsidiary companies

Subsidiary companies are those companies in which the group has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations.

The assets and liabilities of subsidiary companies are measured at their fair values at the date of acquisition. The interest of outside shareholders is stated at their proportion of the fair values of the assets and liabilities recognised.

Associate companies

Associate companies are those companies in which the group holds a long-term equity interest and is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee. The results, assets and liabilities of associate companies are incorporated in these consolidated financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Joint ventures

A joint venture is a contractual arrangement whereby the group and outside parties undertake an economic activity which is subject to joint control.

Joint venture arrangements undertaken in a separate entity are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, in terms of which the group's share of the assets, liabilities, results and cash flow information of jointly controlled entities is included in the consolidated financial statements on a line-by-line basis.

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset transferred.

Foreign entities

Assets and liabilities of foreign entities are translated into South African rand at rates ruling at the balance sheet date. Income statement items are translated at the weighted average rate of exchange for the period. Equity and goodwill are translated at the rate ruling at date of acquisition. Exchange differences arising, if any, are classified as equity and are taken directly to a foreign currency translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Foreign currencies

Assets and liabilities denominated in foreign currencies, other than those covered by forward exchange contracts, are translated at rates ruling at the balance sheet date. Transactions in foreign currencies are accounted for at the rate ruling at the date of the transaction. Profit or losses on translation are charged to the income statement in the period in which they are incurred except for differences on exchange arising on the purchase of plant and equipment prior to commissioning, which are recognised as part of the cost of such assets.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and amortised on a systematic basis over its useful economic life, subject to a maximum of twenty years. The assessment of useful economic life of goodwill is based on the nature of the specific underlying business acquired.

Negative goodwill represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. To the extent that negative goodwill relates to expected future losses and expenses it is recognised as income in the period when the future losses and expenses occur. To the extent that negative goodwill relates to an identifiable non-monetary asset, it is recognised as income over the estimated useful economic life

of that asset not exceeding 20 years, provided that where the amount of negative goodwill is in excess of the fair value of the non-monetary asset, this portion is recognised as income immediately. To the extent that negative goodwill relates to monetary assets, it is recognised as income immediately.

On disposal of a subsidiary, associate or joint venture, any unamortised goodwill, or goodwill set-off against shareholders' funds, is included in the determination of the profit or loss on disposal.

The carrying amount of goodwill is reviewed annually for impairment. Any provision for permanent impairment is charged against profit for the period in which the impairment arose.

The treatment of goodwill represents a change in accounting policy during the current year. Previously, goodwill was charged directly against shareholders' funds in the acquisition period. Purchased goodwill has not been restated. Negative goodwill, which was previously included in non-distributable reserves, has been restated for the change in accounting policy and comparative amounts adjusted accordingly.

Intangibles

Acquired intangible assets, including trademarks, are capitalised and amortised on a straight-line basis over their estimated useful economic life, not exceeding 20 years.

Prior to 1 October 2000, intangibles acquired on acquisition were written off directly to shareholders' funds in the acquisition period.

Research, development and related expenditure

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the period in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are recognised as an intangible asset and amortised over the estimated useful economic life of the project from the date of commencement of the commercial operation, subject to a maximum of five years.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less accumulated depreciation. All direct costs, including finance costs relating to major capital projects, are capitalised up to the date of commissioning. Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect this decline in value.

Depreciation is charged so as to write off the cost or valuation of assets, other than freehold land and property, over their estimated useful economic lives, using the straight-line method. Depreciation is not provided in respect of freehold land.

Assets held under finance leases are depreciated over the lesser of expected useful life or the term of the lease.

The rates of depreciation used are:

Freehold buildings	30 years
Leasehold buildings	Lease term
Plant and equipment	4 to 15 years
Furniture and equipment	4 to 15 years
Motor vehicles	4 to 5 years

Investments

Long-term investments, other than subsidiaries, associate companies and jointly controlled entities, are stated individually at the lower of cost and their recoverable amount. Recoverable amount is determined by taking the higher of net realisable value and value in use.

Inventories

Inventories are stated at the lower of cost and net realisable value, after making allowance for slow-moving and redundant items. Cost comprises direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out method.

Taxation

The charge for the year is based on the results for the year as adjusted for items which are non-deductible or disallowed. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is provided on the comprehensive basis using the balance sheet liability method. A deferred tax liability is recognised for all taxable temporary differences. A deferred tax asset is recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition of other assets and liabilities which affects neither the tax profit nor the accounting profit at the time of the transaction.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the future.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Offset

Financial assets and liabilities are offset and disclosed on a net basis in the consolidated balance sheet when there is legal right to set off and there is either an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Provisions

Provisions are raised when a present obligation exists as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Impairment

On an annual basis the group reviews all assets, both tangible and intangible, carried on the balance sheet for impairment. Where the recoverable amount of an asset or cash generating unit is estimated to be lower than its carrying amount, its carrying amount is reduced to its recoverable amount. Impairment losses are charged against income in the period in which they are identified.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. Such increases in carrying amount are limited to original cost. A reversal of an impairment loss is recognised in income in the period in which such reversal is identified.

Revenue recognition

Sales of goods are recognised when goods are delivered or title has passed. Revenue comprises the net invoiced value of goods delivered and services rendered during the year and excludes value added tax.

Where companies act as agents and are remunerated on a commission basis, only the commission income, not the value of business handled, is recognised as revenue.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established, except in circumstances where severe long-term restrictions impair the ability of the underlying operation from transferring funds to the group. In these circumstances, dividends are recognised on a cash receipt basis.

Segmental reporting

For management purposes, the group is organised into business clusters.

Operating divisions are grouped into one or other of these clusters depending on the dominant nature of the underlying business.

In addition, the businesses are grouped by geographical location. The main geographic regions identified are South Africa, Africa and Europe. Geographic split is determined by location of the operating assets.

Inter-company transactions and balances are separately disclosed.

Abnormal items

Abnormal items are defined as items of income and expenditure which do not arise from normal trading activities or are of such size, nature or incidence that their disclosure is relevant to explain the performance for the period.

Headline earnings per share

The group has followed the recommendation contained in Accounting Task Force Opinion AC 306 and has published headline earnings per share in addition to attributable earnings per share. Headline earnings per share has been calculated in accordance with the requirements of AC 306. Attributable profit per share has been based on earnings attributable to ordinary shareholders.

Comparative figures

Figures for the 2001 financial year have been restated to show the effect of the change in accounting policy for negative goodwill, property depreciation and the effect of deconsolidating the Zimbabwe operations. Figures for the 2000 financial year have been restated to show the effect of the change in accounting policy for negative goodwill and the effect of deconsolidating the Zimbabwe operations.

PRICE HISTORY OF NAMPAK SHARES ON THE JSE

The highest, lowest and closing prices and the volumes at which Nampak shares traded on the JSE since 1 January 1999 up to the last practicable date were as follows:

	High (cents)	Low (cents)	Close (cents)	Volume
Quarter ended				
31 March 1999	1500	1170	1275	20 118 820
30 June 1999	1745	1260	1670	15 766 807
30 September 1999	1465	1200	1390	13 177 448
31 December 1999	2000	1620	1845	9 979 251
31 March 2000	1700	1500	1520	19 548 467
30 June 2000	1550	1290	1465	42 763 701
30 September 2000	1365	1225	1330	28 459 784
31 December 2000	1200	1020	1115	19 429 527
Month ended				
31 March 2001	1130	1050	1080	22 891 714
30 April 2001	1090	980	1080	16 255 500
31 May 2001	1150	980	1125	41 998 181
30 June 2001	1275	1080	1155	49 549 449
31 July 2001	1300	1150	1220	30 133 466
31 August 2001	1300	1190	1250	42 769 372
30 September 2001	1250	1000	1075	26 497 195
31 October 2001	1185	1010	1125	15 964 340
30 November 2001	1275	1090	1200	19 539 603
31 December 2001	1200	1040	1180	42 711 698
31 January 2002	1240	1055	1075	21 860 057
28 February 2002	1130	1055	1100	49 345 126
31 March 2002	1225	1100	1150	26 816 030
30 April 2002	1320	1150	1265	28 698 341
31 May 2002	1460	1260	1450	41 977 165
30 June 2002	1480	1330	1370	38 084 331
Daily				
2 November 2001 *	1170	1130	1130	640 624
12 December 2001 **	1100	1095	1095	1 413 829
2 April 2002	1170	1150	1180	770 841
3 April 2002	1210	1175	1210	746 401
4 April 2002	1215	1200	1215	358 866
5 April 2002	1225	1210	1220	1 059 699
8 April 2002	1225	1215	1215	965 331
9 April 2002	1220	1200	1205	1 302 387
10 April 2002	1200	1170	1185	1 722 141
11 April 2002	1200	1195	1195	1 205 060
12 April 2002	1190	1175	1185	126 705
15 April 2002	1200	1185	1195	1 622 110
16 April 2002	1210	1195	1200	475 291
17 April 2002	1225	1220	1225	2 695 279
18 April 2002	1225	1210	1210	2 688 866
19 April 2002	1240	1210	1240	1 276 291
22 April 2002	1320	1240	1260	476 914
23 April 2002	1290	1260	1280	690 216
24 April 2002	1295	1270	1270	4 416 084
25 April 2002	1300	1270	1285	635 517
26 April 2002 ***	1290	1270	1290	2 010 069

	High (cents)	Low (cents)	Close (cents)	Volume
Daily				
29 April 2002	1295	1270	1270	1 753 379
30 April 2002	1280	1245	1265	1 700 894
2 May 2002	1280	1260	1275	1 576 804
3 May 2002	1300	1270	1295	1 171 410
6 May 2002	1325	1285	1325	1 357 792
7 May 2002	1400	1330	1365	5 915 310
8 May 2002	1395	1370	1395	2 870 430
9 May 2002	1460	1400	1415	2 891 238
10 May 2002	1430	1365	1425	1 605 981
13 May 2002	1420	1400	1410	1 147 143
14 May 2002	1420	1400	1410	1 004 779
15 May 2002	1420	1400	1410	384 600
16 May 2002	1410	1400	1405	732 930
17 May 2002	1431	1410	1420	3 827 844
20 May 2002	1460	1415	1420	1 548 080
21 May 2002	1426	1390	1410	1 716 304
22 May 2002	1395	1365	1380	3 758 411
23 May 2002	1400	1370	1400	1 065 055
24 May 2002	1415	1375	1380	1 308 774
27 May 2002	1380	1370	1376	1 851 367
28 May 2002	1380	1365	1370	371 952
29 May 2002	1377	1360	1375	439 260
30 May 2002	1400	1370	1380	1 852 736
31 May 2002	1450	1380	1450	3 578 965
03 June 2002	1460	1430	1448	1 070 637
04 June 2002	1470	1445	1454	4 111 667
05 June 2002	1480	1454	1475	2 879 602
06 June 2002	1475	1450	1450	291 916
07 June 2002	1460	1440	1455	1 574 238
10 June 2002	1455	1435	1445	2 215 629
11 June 2002	1450	1400	1401	1380 732
12 June 2002	1400	1370	1382	2 139 192
13 June 2002	1386	1361	1361	2 576 538
14 June 2002	1410	1361	1400	3 020 431
18 June 2002	1452	1419	1419	5 180 846
19 June 2002	1451	1350	1350	3 073 991
20 June 2002	1440	1360	1400	2 635 616
21 June 2002	1401	1375	1400	1 570 882
24 June 2002	1399	1370	1374	385 495
25 June 2002	1380	1355	1361	643 121
26 June 2002	1361	1330	1345	669 335
27 June 2002	1370	1340	1361	839 098
28 June 2002	1395	1341	1370	1 825 365

* *Date of first cautionary announcement*

** *Date of further cautionary announcement*

*** *Date of firm intention announcement*

Source: I-Net

PRO FORMA CONSOLIDATED BALANCE SHEET OF NAMPAK

Pro-forma balance sheet after acquisition – 31 March 2002 (R'm)

	Nampak Before	Adjustments	Nampak After
ASSETS			
Non-current assets			
Fixed assets	3 754,1	2 258,9	6 013,0
Current assets	4 199,5	1 683,4	5 882,9
Other current assets	3 236,2	1 403,0	4 639,2
Cash and cash equivalents	963,3	280,4	1 243,7
TOTAL ASSETS	7 953,6	3 942,3	11 895,9
EQUITY AND LIABILITIES			
Ordinary shareholders' equity	2 757,2	1 675,3	4 432,5
Outside shareholders' interest	102,1	(55,0)	47,1
Non-current liabilities	1 607,2	1 237,0	2 844,2
Interest bearing debt	1 327,1	1 098,0	2 425,1
Deferred tax	280,1	139,0	419,1
Current liabilities	3 487,1	1 085,0	4 572,1
Trade and other payables	2 397,1	939,0	3 336,1
Interest bearing debt	1 090,0	146,0	1 236,0
TOTAL EQUITY AND LIABILITIES	7 953,6	3 942,3	11 895,9

ACCOUNTANTS' REPORT ON THE FINANCIAL EFFECTS OF THE TRANSACTION AND THE PRO FORMA CONSOLIDATED BALANCE SHEET OF NAMPAK LIMITED

"28 June 2002
The Directors
Nampak Limited
Nampak Centre
114 Dennis Road
Atholl Gardens
Sandton
2196

Deloitte & Touche Place
The Woodlands
20 Woodlands Drive
Woodmead
Sandton
2196

Dear Sirs

REPORT OF THE INDEPENDENT ACCOUNTANTS ON THE FINANCIAL EFFECTS OF THE TRANSACTION AND THE PRO FORMA CONSOLIDATED BALANCE SHEET OF NAMPAK LIMITED ("NAMPAK")

We have reviewed the financial effects of the transaction as set out in paragraph 4 of the salient features and action required section of the circular and paragraph 5.5.1 of the circular dated 8 July 2002 ("the circular") as well as the pro forma consolidated balance sheet of Nampak as set out in Annexure V. The financial effects for the year ended 31 March 2002 and the pro forma consolidated balance sheet as at 31 March 2002 ("the pro forma financial information") have been prepared for illustrative purposes only and to provide information about how the transaction might have affected the balance sheet presented. The compilation, contents and presentation of the circular are the responsibility of the company's directors. Our responsibility is to express an opinion on the financial effects and the pro forma balance sheet included in the circular. We do not accept any responsibility for any reports previously given by us on any income statement and balance sheet used in the compilation of the pro forma balance sheet beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Scope

We conducted our review in accordance with the guidelines issued by the South African Institute of Chartered Accountants. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma balance sheet and financial effects with the directors of Nampak.

Because the above procedures do not constitute either an audit nor a review made in accordance with South African Auditing Standards, we do not express any assurance on the pro forma financial information, save for that below.

Had we performed additional procedures or had we performed an audit or review of the pro forma financial information in accordance with South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that:

- the pro forma balance sheet has not been properly compiled on the bases stated,
- such bases are inconsistent with the accounting policies of the issuer,
- the adjustments are not appropriate for the purposes of the pro forma balance sheet, and
- the pro forma financial effects on shareholders as set out in paragraph 4 of the salient features and actions required section of the circular and paragraph 5.5.1 of the circular dated 8 July 2002, have not been compiled on the bases stated.

Consent

We consent to the inclusion of this letter in the circular dated 8 July 2002 to the shareholders of Nampak, in the form and context in which it appears.

Yours faithfully

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)"

Nampak Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000004933)
("Nampak" or "the company")

NOTICE OF GENERAL MEETING OF MEMBERS

Notice is hereby given that a general meeting of the members of the company will be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 10:00 on Wednesday, 31 July 2002, for the purpose of considering and, if deemed fit, passing, with or without modification the following special and ordinary resolutions:

ORDINARY RESOLUTION NUMBER 1

"Resolved as an ordinary resolution that, subject to the passing and registration of special resolution number 1 proposed at the general meeting convened to consider this ordinary resolution:

(a) the proposal by the company to constitute Malbak Limited (registration number 1946/022234/06) to be effectively wholly-owned by the company on substantially the terms and conditions reflected in the circular to which the notice of general meeting convened to consider this resolution is attached, be and is hereby approved; and

(b) the directors be and they are hereby authorised to take all steps and sign all such documents as are necessary to implement the proposal referred to in (a)."

SPECIAL RESOLUTION NUMBER 1

"Resolved as a special resolution that, subject to the passing of ordinary resolution number 1 proposed at the general meeting convened to consider this special resolution, the authorised share capital of the company be increased from R31 000 000 divided into 600 000 000 ordinary shares of 5 cents each, 100 000 6.5% cumulative preference shares of R2.00 each and 400 000 6% cumulative preference shares of R2.00 each to R36 000 000 divided into 700 000 000 ordinary shares of 5 cents each, 100 000 6.5% cumulative preference shares of R2.00 each and 400 000 6% cumulative preference shares of R2.00 each by the creation of 100 000 000 new ordinary shares of 5 cents each ranking *pari passu* in all respects with the other ordinary shares in the capital of the company."

SPECIAL RESOLUTION NUMBER 2

"Resolved as a special resolution that, subject to the passing and registration of special resolution number 1 proposed at the general meeting convened to consider this special resolution, the first paragraph of clause 4 of the company's memorandum of association be replaced with the following new paragraph:

'The share capital of the Company is R36 000 000 divided into 700 000 000 ordinary shares of 5 cents each, 100 000 6.5% cumulative preference shares of R2.00 each and 400 000 6% cumulative preference shares of R2.00 each.'"

SPECIAL RESOLUTION NUMBER 3

"Resolved as a special resolution that, subject to the passing and registration of special resolution number 1 proposed at the general meeting convened to consider this special resolution, article 43.1 of the company's articles of association be amended by:

(a) substituting the number "36 000 000" for the number "31 000 000"; and

(b) substituting the number "700 000 000" for the number "600 000 000"."

ORDINARY RESOLUTION NUMBER 2

"Resolved as an ordinary resolution that, subject to the passing and registration of special resolution number 1 proposed at the general meeting convened to consider this ordinary resolution:

(a) the directors of the company be specifically authorised to allot and issue such number of ordinary shares of 5 cents each in the capital of the company to shareholders of Malbak Limited (registration number 1946/022234/06) as may be necessary to implement the proposal referred to in paragraph (a) of ordinary resolution number 1; and

(b) such of the ordinary shares of 5 cents each created by special resolution number 1 as are not required for the purposes of the proposal referred to in (a) be placed under the control of the directors of the company in terms of sections 221 and 222 of the Companies Act, 1973 ("the Companies Act") with the authority, subject to the provisions of the company's articles of association, the Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa, to allot and issue such shares to such persons and upon such terms and conditions as the directors of the company in their sole discretion see fit."

REASONS FOR AND EFFECTS OF THE SPECIAL RESOLUTIONS

The reason for special resolution number 1 is to create 100 000 000 new ordinary shares of 5 cents each to ensure that the company has sufficient ordinary shares in reserve for allotment and issue to the shareholders of Malbak Limited (registration number 1946/022234/06) upon the implementation of the proposal referred to in ordinary resolution number 1 and for the future requirements of the company. The effect of special resolution number 1 will be to increase the authorised share capital from R31 000 000 to R36 000 000, by the creation of 100 000 000 new ordinary shares of 5 cents each in the capital of the company.

The reason for special resolution number 2 is to amend the company's memorandum of association to reflect the new authorised share capital pursuant to the increase of authorised share capital in terms of special resolution number 1. The effect of special resolution number 2 is to amend the company's memorandum of association accordingly.

The reason for special resolution number 3 is to amend the company's articles of association to reflect the new authorised share capital pursuant to the increase of authorised share capital in terms of special resolution number 1. The effect of special resolution number 3 will be to amend the company's articles of association accordingly.

VOTING AND PROXIES

On a show of hands every member present in person or represented in terms of section 188 of the Companies Act, 1973, shall have one vote and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member.

A member entitled to attend, speak and vote at the general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in place of that member. A proxy need not be a member of the company.

Registered holders of certificated Nampak shares and holders of dematerialised Nampak shares in their own name who are unable to attend the general meeting and who wish to be represented at the meeting, must complete and return the attached form of proxy (blue) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) by no later than 10:00 on Monday, 29 July 2002.

Holders of Nampak shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depositary Participant or broker, to enable them to attend and vote at the general meeting or to enable their votes in respect of their Nampak shares to be cast at the general meeting by that nominee or a proxy or a representative.

By order of the board

NAMPAK LIMITED

N P O'Brien
Secretary

Sandton
8 July 2002

Registered office
Nampak Centre
114 Dennis Road, Atholl Gardens
Sandton, 2196, South Africa
(PO Box 784324, Sandton, 2146)

Transfer secretaries
Computershare Investor Services Limited
7th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)

Supreme

FCB Jonssons 2/0251

Nampak Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000004933)
("Nampak" or "the company")

FORM OF PROXY

For use by the registered holders of certificated Nampak shares and the holders of dematerialised Nampak shares in their own name at the general meeting of the company to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 10:00 on Wednesday, 31 July 2002 ("the general meeting").

Holders of Nampak shares (whether certificated or dematerialised) through a nominee must not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depositary Participant or broker, to enable them to attend and vote at the general meeting or to enable their votes in respect of their Nampak shares to be cast at the general meeting by that nominee or a proxy or a representative.

I/We (BLOCK LETTERS please) ______

of ______

Telephone (work) ( ) ______ (home) ( ) ______

being the holder(s) of [ ] ordinary shares in the company, hereby appoint (see note 1):

1. ______ or failing him/her,

2. ______ or failing him/her,

the chairman of the general meeting,

as my/our proxy to vote on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 2):

Insert an "X" or the number of ordinary shares held in the company (see note 2)			
	For*	**Against***	**Abstain***
Ordinary resolution number 1			
Special resolution number 1			
Special resolution number 2			
Special resolution number 3			
Ordinary resolution number 2			

* *Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote (see note 2).*

Signed at ______ on ______ 2002

Signature ______

Assisted by me (where applicable) ______

Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the general meeting" but any such deletion must be initialed by the member. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A member's instruction to the proxy must be indicated in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit. A member may instruct the proxy to vote less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A member who fails to do so will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the member's votes exercisable at the general meeting.

3. Forms of proxy must be lodged with or posted to the company's transfer secretaries, Computershare Investor Services Limited, 7th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), to be received by no later than 10:00 on Monday, 29 July 2002.

4. The completion and lodging of this form of proxy will not preclude the member from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, should such member wish to do so.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the general meeting.

6. Any alteration or correction made to this form of proxy must be initialed by the signatory/ies.

7. A minor must be assisted by the minor's parent or guardian unless the relevant documents establishing the minor's legal capacity are produced or have been registered by the transfer secretaries of the company.

8. Where there are joint holders of shares in the company, any one of such persons may, alone, sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the general meeting, submitted by the holder whose name appears first in the company's share register will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).

9. The chairman of the general meeting may accept any form of proxy which is completed other than in accordance with these notes if the chairman of the general meeting is satisfied as to the manner in which the member wishes to vote.